SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In compliance with ofício of Comissão de Valores Mobiliários CVM/SEP/GEA-1/No 563/2014 regarding the article published in the newspaper Valor Economico of October 24, 2014, where it was mentioned the possibility of Eletrobras be investigated in the investigation called "Lava Jato" conducted by the Federal Police,  we hereby inform our shareholders and the market that the Company had no access to the statements made by Mr. Alberto Youssef, as part of that investigation, which runs under a secret of  justice.

However, with regard to the contracts performed by Eletrobras companies we clarify the following:

All Eletrobras companies have their own corporate governance rules, which observe the provisions of Brazilian law and the Sarbanes-Oxley Act, of the United States, regarding the transparency of their contracts and relationships with suppliers and customers. Such rules are observed by Eletrobras companies in its operations, including through the Special Purpose Entities, in which have participation, in partnership with private companies.

Eletrobras companies respect the principles set out in its Code of Ethics, unique for all companies, that guide all actions and commitments of institutional conduct in interactions with their employees, partners, suppliers and other relationships.

All employees, administrators and consultants, from the internal rules and regulations, are obliged to base their business decisions in accordance with the principles set forth therein, using responsibly the financial and economic resources of the Companies working in an impersonal way, with good faith and responsibility, no concessions to the interference of private interests and favoritism.

All Eletrobras companies have independent governance structures, internal audit, external audit, Executive Boards, Boards of Directors and Fiscal Council, to ensure the specific audit of each organization and the fulfillment of laws and internal regulations  above mentioned.

Finally, all actions of the Eletrobras companies, especially those signings, are audited by the Comptroller General of the Government - CGU and the Court of Audit - TCU.

Thus, the Eletrobras companies are entirely at disposal to provide any clarification that needed to understand the scope of the investigation in question, being important to clarify that so far they have not been requested by federal police to make any demonstration regarding the mentioned investigation.

Rio de Janeiro, October 28, 2014.

Armando Casado de Araújo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.